WHX CORPORATION
                              110 EAST 59TH STREET
                            NEW YORK, NEW YORK 10022






                                                     January 13, 1999

VIA ELECTRONIC FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


         Re: WHX Corporation Registration Statement on Form S-3 Filed on August 1, 1994 (File No. 33-54831)

Ladies and Gentlemen:

         This letter amends the request by WHX Corporation (the "Company") to withdraw, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the Company's Registration Statement on Form S-3, together with all exhibits thereto, filed on August 1, 1994 (File No. 33-54831). The filing registered $550,000,000 of securities, of which $175,000,000 of preferred stock was issued in September 1994. At the present time, the Company has determined not to proceed with the sale and registration of additional securities covered under the Registration Statement, based on its belief that such sale and registration would not be in the best interests of the Company.

         If you have any questions, please do not hesitate to contact the undersigned, Adam Finerman or Steve Wolosky at (212) 753-7200.

                                        Sincerely yours,


                                        /s/ Stewart Tabin
                                        ---------------------------------
                                        Stewart Tabin,
                                        Assistant Treasurer